ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com
November 15, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Song P. Brandon, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Re:	Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-138049) of Biopure Corporation (the “Company”)
Dear Ms. Brandon:
      This letter responds to the Staff’s comments on the above-referenced Registration Statement and refers to the specific page in Pre-Effective Amendment No. 1 to the Registration Statement, which we are filing along with this letter. We have repeated the text of the comments by number and in bold. Our response is denoted with an “R.”
Underwriting
1. We refer you to your underwriting section where you disclose that the underwriters will offer your securities on a firm commitment basis. We also note your disclosure that the underwriting agreement provides that the obligations of the underwriters to purchase your securities are “conditional and may be terminated at their discretion based on their assessment of the state of the financial markets.” Please describe under what specific conditions the underwriters may terminate the agreement with you. Please also provide us with an analysis as to why you believe the offering is appropriately characterized as a firm commitment offering in light of the disclosure that the underwriters may terminate the agreement based on their assessment of the state of the financial markets. Please also file a copy of the underwriting agreement or provide us with a supplemental copy.
1R. The underwriters will purchase the securities of the Company covered by the Registration Statement (the “Securities”) on a firm commitment basis. Generally, this means that the underwriters will agree to purchase a pre-determined number of Securities, regardless of their ability to sell the Securities to the public.
      The draft underwriting agreement (the “Underwriting Agreement”), attached as Exhibit 1.1 to Pre-Effective Amendment No. 1 to the Registration Statement, sets forth certain events,

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the occurrence of which would allow the underwriters to terminate the Underwriting Agreement. Under Section 8(b) of the Underwriting Agreement, the underwriters “have the right to terminate the [Underwriting] Agreement at any time prior to any Closing Date:
i.	if any domestic or international event or act or occurrence has materially disrupted, or in your opinion will in the immediate future materially disrupt, general securities markets in the United States;

ii.	if trading on the New York Stock Exchange, the American Stock Exchange, the Boston Stock Exchange or on the NASD OTC Bulletin Board (or successor trading market) shall have been suspended, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been fixed, or maximum ranges for prices for securities shall have been required on the NASD OTC Bulletin Board or by order of the Commission or any other government authority having jurisdiction;

iii.	if the United States shall have become involved in a new war or an increase in major hostilities;

iv.	if a banking moratorium has been declared by a New York State or federal authority;

v.	if a moratorium on foreign exchange trading has been declared which materially adversely impacts the United States securities market;

vi.	if the Company shall have sustained a material loss by fire, flood, accident, hurricane, earthquake, theft, sabotage or other calamity or malicious act which, whether or not such loss shall have been insured, will, in your opinion, make it inadvisable to proceed with the delivery of the Units;

vii.	if any of the Company’s representations, warranties or covenants hereunder are breached, and if not otherwise qualified by materiality, there is a material adverse effect; or

viii.	if the Representative shall have become aware after the date hereof of such a material adverse change in the conditions or prospects of the Company, or such adverse material change in general market conditions, including without limitation as a result of terrorist activities after the date hereof, as in the Representative’s judgment would make it impracticable to proceed with the offering, sale and/or delivery of the Units or to enforce contracts made by the Underwriters for the sale of the Units.” Emphasis added.
      Although the Underwriting Agreement allows the underwriters to terminate the offering upon a material adverse change in the prospects of the Company or a material adverse change in general market conditions, we respectfully believe that the offering is properly characterized as a “firm commitment offering.” It is our view that the termination rights granted to the underwriters by the Company are customary for underwritten public offerings of this size and type. Because the underwriters will assume the risk of offering the Securities to the public, it is

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appropriate that the underwriters have the right to terminate the offering upon the occurrence of an unforeseeable and remote event that would make it impracticable to proceed with the offering.
      On p. 24 of Pre-Effective Amendment No. 1 to the Registration Statement, we have revised the underwriting disclosure as follows:
“The underwriting agreement provides that the obligations of the underwriters to purchase the securities included in this offering are subject to conditions customary for offerings of this type. The underwriters will purchase the securities from us (other than those covered by the over-allotment option) and will offer them on a “firm commitment” basis. It further provides that the obligations of the underwriters to purchase the securities offered hereby ~~are conditional and~~ may be terminated at their discretion ~~based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement~~ if the underwriters become aware of a material adverse change in the conditions or prospects of the Company or a material adverse change in general market conditions, which change, in the underwriters’ judgment, would make it impracticable to proceed with the offering. In the event that the underwriting agreement is not carried out within the time specified therein, we have agreed to pay certain out of pocket expenses in accordance with the terms and provisions of the underwriting agreement. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares and warrants at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.”
We hope that these revisions and this letter fully respond to your concerns.
      Please call the undersigned at (617) 951-7402 or Paul Kinsella of this office at (617) 951-7921 with any questions regarding this letter.

Best regards,
/s/ Arthur B. Price

Arthur B. Price